================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. )


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                       The Latin America Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    51827Q106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                   77 Gracechurch Street, London, UK EC3V 0AS
                                +44 207 711 0771
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 28, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

================================================================================
                               (Page 1 of 9 Pages)

===================                                                  ===========
CUSIP NO. 51827Q106                    13D                           PAGE 2 of 9
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,403,501
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,403,501
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,403,501
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.73%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
================================================================================

                               (Page 2 of 9 Pages)

===================                                                  ===========
CUSIP NO. 51827Q106                    13D                           PAGE 3 of 9
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited (CLIM), a
             company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,403,501
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,403,501
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,403,501
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.73%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
================================================================================

                               (Page 3 of 9 Pages)

===================                                                  ===========
CUSIP NO. 51827Q106                    13D                           PAGE 4 of 9
===================                                                  ===========

ITEM 1.  SECURITY AND ISSUER.
         --------------------

         This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of The Latin America Equity Fund, Inc. (the "Fund"). The principal executive offices of the Fund are located at Credit Suisse Asset Management, LLC, 11 Madison Avenue New York, NY 10010, USA.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

         (a). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

         (b). The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D. The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached

         (c). The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust, Global Equity CEF Fund ("GEF"), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund ("FRONT"), a private investment fund organized as a Delaware business trust, the Global Emerging Markets Equity Yield Fund ("YIELD"), a private investment fund organized as a Delaware business trust, Global Emerging Markets Country Fund Cayman ("CEM"), a Cayman listed mutual fund, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund, and fifteen unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts"). EWF, GEM, IEM, FREE, GEF, FRONT, YIELD, GFM, CEM, and Tradex are collectively referred to herein as the "City of London Funds."

===================                                                  ===========
CUSIP NO. 51827Q106                    13D                           PAGE 5 of 9
===================                                                  ===========

         (d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

         (e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.
         ---------------------------------------------------

         Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 1,403,501 Shares beneficially owned by the Reporting Persons was $49,460,246, inclusive of brokerage commissions. The aggregate purchase price of the 157,237 Shares owned directly by EWF was $7,536,991, inclusive of brokerage commissions. The aggregate purchase price of the 172,166 Shares owned directly by GEM was $5,229,323, inclusive of brokerage commissions. The aggregate purchase price of the 171,222 Shares owned directly by IEM was $6,745,679, inclusive of brokerage commissions. The aggregate purchase price of the 32,454 Shares owned directly by GFM was $1,212,553, inclusive of brokerage commissions. The aggregate purchase price of the 179,837 Shares owned directly by FREE was $5,360,916, inclusive of brokerage commissions. The aggregate purchase price of the 690,585 Shares owned directly by the Segregated Accounts was $23,374,784, inclusive of brokerage commissions.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The Reporting Persons believe the Board of Directors of the Fund has failed to take meaningful actions to permanently reduce or eliminate the substantial and persistent discount to net asset value ("NAV") at which the Fund's shares have been trading. The Reporting Persons have no present plans regarding any proposals but have undertaken this filing to be open and convey our views to a wider audience and fellow shareholders.

         The Reporting Persons believe that small share buy-back programs historically have not been successful in addressing in a meaningful manner persistent discount to NAV problems in closed-end funds. On January 27, 2009, CLIM sent a letter to the Chairperson of the Board of Directors of the Latin American Equity Fund. Inc., (the "Fund"). In this letter CLIM communicated its continuing concerns with Corporate Governance measures implemented by the Fund. The Forgoing description of the letter is not intended to be complete and it is qualified in its entirety by the complete text of the letter, which is filed as Exhibit A hereto as incorporated herein by reference.

===================                                                  ===========
CUSIP NO. 51827Q106                    13D                           PAGE 6 of 9
===================                                                  ===========

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         --------------------------------------

         (a) and (b). As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 1,403,501 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 22.73% of the 6.174 million Shares outstanding as of December 30, 2008, as reported by the Fund. As of the date hereof, EWF, GEM, IEM, GFM, FREE, and the Segregated Accounts owned directly 157,237, 172,166, 171,222, 32,454, 179,837, and 690,585 Shares, respectively, representing approximately 2.55%, 2.79%, 2.77%, 0.53%, 2.91%, and 11.18
         %, respectively, of the 6.174 million Shares outstanding as of December 30, 2008, as reported by the Fund.

         (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

         -------------------------------------------------------------------
              TRADE         NUMBER     TRANSACTION     CLIG         TRADE
               DATE        OF SHARES      TYPE         FUND         PRICE
         -------------------------------------------------------------------
             12/3/2008       18,000       SALE        ACCOUNTS      16.8669
         -------------------------------------------------------------------
              1/7/2009      127,340       SALE        ACCOUNTS      20.0049
         -------------------------------------------------------------------
              1/7/2009           70       SALE        CEM           20.0049
         -------------------------------------------------------------------
              1/7/2009       32,420       SALE        FREE          20.0049
         -------------------------------------------------------------------
              1/7/2009       32,420       SALE        IEM           20.0049
         -------------------------------------------------------------------
              1/7/2009       32,410       SALE        GEM           20.0049
         -------------------------------------------------------------------
              1/7/2009        6,690       SALE        GFM I         20.0049
         -------------------------------------------------------------------
              1/7/2009       32,430       SALE        EWF           20.0049
         -------------------------------------------------------------------
             1/15/2009       25,500       BUY         ACCOUNTS      18.2444
         -------------------------------------------------------------------
             1/15/2009       14,158       BUY         FREE          18.2444
         -------------------------------------------------------------------
             1/20/2009       49,900       BUY         ACCOUNTS      18.3021
         -------------------------------------------------------------------
             1/20/2009        8,500       BUY         FREE          18.3021
         -------------------------------------------------------------------
             1/20/2009       15,000       BUY         GEM           18.3021
         -------------------------------------------------------------------
             1/20/2009       14,000       BUY         IEM           18.3021
         -------------------------------------------------------------------
             1/27/2009          330       SALE        CEM             19.56
         -------------------------------------------------------------------

         (d). Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         (e). Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

         Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any

===================                                                  ===========
CUSIP NO. 51827Q106                    13D                           PAGE 7 of 9
===================                                                  ===========

         contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ----------------------------------

         See Letter dated January 27, 2009 attached hereto as Exhibit A.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2009


                                       CITY OF LONDON INVESTMENT GROUP PLC


                                       /s/    Barry M. Olliff
                                       -------------------------------------
                                       Name:  Barry M. Olliff
                                       Title: Director




                                       CITY OF LONDON INVESTMENT MANAGEMENT
                                       COMPANY LIMITED


                                       /s/    Barry M. Olliff
                                       -------------------------------------
                                       Name:  Barry M. Olliff
                                       Title: Director

===================                                                  ===========
CUSIP NO. 51827Q106                    13D                           PAGE 8 of 9
===================                                                  ===========

                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

            Andrew Davison                   Chairman
            Barry Olliff                     Chief Executive Officer
            Douglas Allison                  Finance Director
            David Cardale                    Non-Executive Director
            Omar Ashur                       Non-Executive Director
            George Robb                      Non-Executive Director
            Allen Bufferd                    Non-Executive Director
            Carlos Yuste                     Business Development Director
            Thomas Griffith                  Chief Operating Officer

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

            Barry Olliff                     Chief Investment Officer
            Douglas Allison                  Finance Director
            Clayton Gillece                  Director
            Michael Russell                  Director
            Thomas Griffith                  Director
            Carlos Yuste                     Director
            Christopher Weaver               Director
            Jeremy Banister                  Director
            Martin Garzaron                  Director
            Valerie Tannahill                Director

===================                                                  ===========
CUSIP NO. 51827Q106                    13D                           PAGE 9 of 9
===================                                                  ===========

EXHIBIT A
---------


Mr. Enrique Arzac
c/o J. Kevin Gao
The Latin American Equity Fund, Inc.
Credit Suisse Asset Management, LLC
11 Madison Avenue
16th  Floor,
New York, New York 10010

January 27, 2009

Dear Enrique,

Thank you for your invitation to attend a forthcoming Board Meeting for Latin American Equity Fund, Inc., (the "Fund"). Regrettably, we have decided under present circumstances to decline your invitation.

If you recall we undertook a similar exercise in February of 2006 which did not produce the anticipated results. We are not presently convinced that at this time further explanation of our views would bring about meaningful improvements to the Fund's Corporate Governance, when, after two years via different communication channels, progress has not been made. We have been very specific regarding what we believe would improve this Fund's profile and make it potentially significantly more competitive in the marketplace; we find it disappointing that you and your Board apparently disagree.

As you are aware, we have communicated on a number of occasions our dissatisfaction with the standard of Corporate Governance demonstrated by you and your Board. Unfortunately, we still feel you and your Board haven't fully grasped how improving Corporate Governance is in the best interest of the Fund's Shareholders and for the wider Closed-End Fund industry. While we would consider future meetings with your Board as circumstances permit, we may now attempt to achieve results through alternative means.

Finally, we took interest in the proposed sale of assets (the "Transaction") by Credit Suisse Asset Management to Aberdeen Asset Management due to its potential impact on the Fund. However, our concerns with Fund's Corporate Governance practices seemed pertinent even with the announcements surrounding the Transaction; we believe specific notice of the Transaction's potential impact on the Fund - which in our view is material, potentially price sensitive information - should have been communicated promptly by the Fund's Board of Directors to all Shareholders. Instead, this information was communicated days after the Transaction was first announced. With this in mind, we will endeavor to appropriately respond to further developments that relate to changes within the Fund.

Yours Sincerely,



Ghahre Pascale
Corporate Governance